UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Gelesis Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14070Y101

(CUSIP Number)

Daphne Zohar

Chief Executive Officer

PureTech Health LLC

6 Tide Street, Suite 400

Boston, MA 02210

(617) 482-2333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 21, 2022, as amended (the “Schedule 13D”), relating to the Reporting Persons’ ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Gelesis Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.

Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

This Amendment is being filed to update the disclosure in Item 4.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 2, 2023, PureTech Health plc submitted a non-binding proposal to the Chair of the Board of Directors of the Issuer (the “Issuer’s Board”) to offer to acquire all of the outstanding equity of the Issuer at a price of $0.21 per share, payable in ordinary shares of PureTech Health plc (the “Proposal”). This price represents a premium of approximately 30% to the closing price of the Issuer’s common stock on March 31, 2023.

In the Proposal, PureTech Health plc indicated that it is prepared to provide up to an additional $5 million of senior secured financing to fund day-to-day operations of the Issuer, based upon an agreed budget and carefully managed funding process. The Proposal is non-binding and is contingent on final approval of the transaction by PureTech Health plc’s Board of Directors, as well as the Issuer negotiating a substantial reduction of its outstanding indebtedness on terms acceptable to PureTech Health plc. The Proposal is also contingent upon approval by an independent committee of the Issuer’s Board and approval by a majority of the outstanding shares of the Issuer not owned by PureTech Health plc or its affiliates.

Neither the Proposal nor this Amendment No. 3 is meant to be, nor should be construed as, an offer to buy, or the solicitation of an offer to sell, any of the Issuer’s securities. The Reporting Persons intend to have discussions with members of the Issuer’s Board regarding the Proposal. The Reporting Persons may consider, explore and/or develop plans and/or make further proposals, with respect to the Issuer’s operations, Board structure (including Board composition), capital structure, capital allocation policies, assets, liabilities, strategy and plans, and potential business combinations, dispositions and strategic transactions pertaining to the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in (including with other third parties). The Reporting Persons may engage in a number of conversations that may relate to one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. In addition, the Reporting Persons may communicate with the Issuer’s Board, or others (including other stockholders), regarding a broad range of operational and strategic matters and other matters relating to the Issuer and the Reporting Persons’ investment in the Issuer, and may exchange information with any such persons pursuant to appropriate confidentiality, non-disclosure or similar agreements.

Item 7. Materials to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description

10.	Letter to Gelesis Holdings, Inc., dated April 2, 2023.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2023

PURETECH HEALTH LLC

By:	/s/ Bharatt Chowrira
Name:	Bharatt Chowrira
Title:	President, Chief Business, Financial and Operating Officer

PURETECH HEALTH PLC

By:	/s/ Bharatt Chowrira
Name:	Bharatt Chowrira
Title:	President, Chief Business, Financial and Operating Officer

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